UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

   [x]                      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                             SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

   [ ]                     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

                            SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ___________

Commission file number 1-2256

A.

Full title of the plan and the address of the plan, if different from that of the issuer named below:

EXXONMOBIL SAVINGS PLAN

                            B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EXXON MOBIL CORPORATION

5959 Las Colinas Boulevard

Irving, Texas 75039-2298

EXXONMOBIL SAVINGS PLAN

INDEX

Page

Financial Statements

Statements of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-9

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)	10-12

Report of Independent Registered Public Accounting Firm	13

Signature	14

Exhibit Index	15

Exhibit 23 - Consent of Independent Registered Public Accounting Firm	16

EXXONMOBIL SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(millions of dollars)

December 31,

2008	2007

Assets

Investments, at fair value (Note 7):

Exxon Mobil Corporation common stock	$13,999	$16,979

Other investments	5,706	7,729

Total investments	19,705	24,708

Accrued interest	11	12

Other receivables	5	114

Total assets	19,721	24,834

Liabilities

Payables and accrued liabilities	39	29

Payable for cash collateral on securities loaned	264	610

Total liabilities	303	639

Net assets available for benefits	$19,418	$24,195

The accompanying notes are an integral part of these financial statements.

EXXONMOBIL SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2008

(millions of dollars)

Additions:

Contributions:

Employer	$239
Participant	395
Transfers-in at fair value	8

Total contributions	642

Investment income:

Interest	131
Dividends	277
Net depreciation in fair value of investments (Note 6)	(3,972)

Net investment income/(loss)	(3,564)

Total additions/(deductions)	(2,922)

Deductions:

Benefit payments	(1,855)

Total deductions	(1,855)

Net decrease	(4,777)

Net assets available for benefits:

Beginning of year	24,195

End of year	$19,418

The accompanying notes are an integral part of these financial statements.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1:  Description of the Plan

General

Active participants in the ExxonMobil Savings Plan ("Plan") are eligible employees of Exxon Mobil Corporation ("ExxonMobil" or "Company") and certain affiliated employers.  The terms and conditions of the Plan are contained in the ExxonMobil Common Provisions document, the ExxonMobil Savings Plan document, and the ExxonMobil Savings Trust document (collectively, the "Plan Document").  The Plan is an "employee pension benefit plan" described in Section 3(2) of the Employee Retirement Income Security Act of 1974 ("ERISA") and also a "defined contribution plan" described in Section 3(34) of ERISA.  In addition, effective February 8, 2002, the entire Plan was designated an Employee Stock Ownership Plan ("ESOP"), designed to invest primarily in employer securities.

Contributions

The Plan permits participant contributions that range from 6% to 20% of each participant’s eligible pay.  The Company matches only the minimum 6% contribution in an amount equal to 7% of participant’s eligible pay.

Employees who are at least age 50 during the plan year and who maximize their before-tax contributions may elect to make additional pretax contributions.

Vesting

Participants are immediately vested in their contributions and all earnings.  Company contributions vest at 100% upon the earliest of completion of 3 years of vesting service, reaching age 65 while employed, or upon death while an employee.

Forfeitures

During 2008, employer contributions totaling $0.6 million were forfeited by terminating employees and used to offset future employer contributions.

Other Plan Provisions

Other Plan provisions including eligibility, enrollment, participation, forfeiture, loans, benefit payments (including withdrawals and distributions), and investment options are described in the Plan Document.

Plan Termination

The Company may terminate or amend the Plan at any time.  In the event of termination, the net assets of the Plan will be distributed in accordance with ERISA.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2:  Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis. Benefit payments are reported when paid.

Investment Valuation and Income Recognition

Investments are stated at fair value as described in Note 7.

Under the terms of its trust agreement, the Plan engaged in an authorized form of security lending activities during the years ended December 31, 2008 and 2007.  In accordance with the Securities Lending Agreement, the market value of the collateral held is required to be 100% of the market value of government securities lent and 102% for all other securities lent.  The fair value of ExxonMobil Common Assets fund securities on loan was $257 million and $633 million, at December 31, 2008 and 2007, respectively.  The securities on loan are reflected in the Statement of Net Assets Available for Benefits and the Schedule of Assets (Held at End of Year) at December 31, 2008 and 2007.  The value of cash collateral obtained and reinvested in short term investments is reflected as a liability on the Plan’s financial statements.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.

Net appreciation and depreciation in the current value of investments includes realized gains and losses on investments sold or disposed of during the year and unrealized gains and losses on investments held at year end.

The Plan is subject to normal risks associated with international and domestic debt and equity markets, including the investment in ExxonMobil common stock.

Transfers-in include participant-initiated rollovers of certain distributions from other tax-qualified plans into the Plan.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

Reclassifications

Amounts in "Other investments" and "Payable for cash collateral on securities loaned" for 2007 in the Statement of Net Assets Available for Benefits have been reclassified to conform to the 2008 presentation.  The changes are not material.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 3:  Party-in-Interest Transactions

During 2008, certain Plan investments were units of various funds managed by The Northern Trust Company.  The Northern Trust Company also provided custodial services to the Plan during the plan year and, therefore, purchases and sales of these investments qualified as party-in-interest transactions.

Note 4:  Tax Status

The Internal Revenue Service has determined and informed the Plan administrators by a letter dated November 14, 2002, that the Plan is qualified and the trusts established under the Plan are tax-exempt, under the appropriate sections of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter. However, counsel for the Company believes that these amendments have not adversely affected the Plan's qualified status and the related trust's tax-exempt status as of the financial statement date.

Note 5:  Expenses

Investment income from all sources is stated net of administrative expenses, which include brokerage fees on purchases and sales of ExxonMobil common stock and management fees.  Plan administration expenses, to the extent not paid by the Company, are charged to and paid from the Plan's assets.  Administrative expenses are recorded when incurred.

Note 6:  Investments

The following presents investments that represent 5 percent or more of the Plan's net assets available for benefits.

(millions of dollars)
December 31,	December 31,
2008	2007

Exxon Mobil Corporation
common stock, 175 and 181
million shares, respectively	$13,999	$16,979

NTGI-QM Coltv Daily S&P 500
Equity Index Fund, 516 and 532
thousand units, respectively	1,304	2,158

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 6:  Investments (continued)

During 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $3,972 million as follows:

(millions $)

ExxonMobil common stock	(2,459)
Common collective trusts	(1,528)
U.S. Government securities	28
Corporate debentures	(9)
Other	(4)

($3,972)

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 7:  Assets Measured at Fair Value on a Recurring Basis

FASB Statement No. 157, Fair Value Measurements (FAS 157), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  “Level 1” and “Level 2” are accounting terms that refer to different methods of valuing assets.  The terms do not reflect any judgment concerning relative risk or credit quality.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value:

Fair Value Measurements at December 31, 2008 Using

(millions of $)		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs
	12/31/2008
Description of investments	Value	(Level 1)	(Level 2)

ExxonMobil Common Stock	$13,999	$13,999
ExxonMobil Common Assets:
Fixed Income	2,366		$2,366
Short Term Investments	416	416
Core USA Collateral Fund	264	264
NTGI S&P 500 Fund	1,304	1,304
NTGI Small & Mid Cap Fund	628	628
NTGI EAFE Fund	460	460
NTGI Aggregate Bond Fund	268	268

Total	$19,705	$17,339	$2,366

Fair value for assets within the Plan is determined based on the market approach.  For ExxonMobil common stock, fair value is calculated based on observable quoted prices on an active exchange.  For fixed income assets included in ExxonMobil Common Assets, fair value is determined based on observable inputs of comparable market transactions except for loans to Plan participants, which are valued at cost that approximates current value.  For short term investments and the Core USA collateral fund included in ExxonMobil Common Assets, fair value is a constant value for each fund.  For NTGI collective funds, fair value reflects the net asset value of each fund.

For the fiscal year ending December 31, 2008, fair value for all investments held within the Plan was based on observable inputs as defined by FAS 157.

SCHEDULE H

EXXONMOBIL SAVINGS PLAN

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2008

IDENTITY OF ISSUE	DESCRIPTION OF INVESTMENT			COST	CURRENT
	coupon	maturity	par/units	**	VALUE
			(000’s)		($000’s)

U.S. GOVERNMENT SECURITIES

CITIGROUP INC GTD NT	2.875%	12/9/2011	10,000		$ 10,312
FED HOME LOAN MTG CORP DEB	5.750%	3/15/2009	25,000		25,273
FED HOME LOAN MTG CORP DEB	6.625%	9/15/2009	15,000		15,621
FED HOME LOAN MTG CORP DEB	4.125%	7/12/2010	27,500		28,587
FED HOME LOAN MTG CORP NT	6.875%	9/15/2010	14,700		16,031
FED HOME LOAN MTG CORP NT	4.125%	10/18/2010	7,300		7,683
FED HOME LOAN MTG CORP PREASSIGN	5.250%	5/21/2009	35,000		35,645
FED HOME LOAN MTG CORP PREASSIGN	5.125%	8/23/2010	7,000		7,455
FED HOME LOAN MTG CORP PREASSIGN	3.250%	2/25/2011	20,000		20,797
FED HOME LOAN MTG CORP PREASSIGN	5.125%	4/18/2011	55,000		59,404
FEDERAL FARM CR BANK	4.125%	4/15/2009	10,000		10,109
FEDERAL FARM CR BANK	4.750%	5/7/2010	65,000		68,392
FEDERAL FARM CR BANK	5.250%	9/13/2010	20,000		21,378
FEDERAL FARM CR BANK	3.750%	12/6/2010	90,000		94,275
FEDERAL FARM CR BANK	3.500%	10/3/2011	10,000		10,535
FEDERAL HOME LOAN BANK BD	5.250%	6/12/2009	25,000		25,541
FEDERAL HOME LOAN BANK BD	5.000%	12/11/2009	15,000		15,609
FEDERAL HOME LOAN BANK BD	4.875%	3/12/2010	3,220		3,377
FEDERAL HOME LOAN BANK BD	5.250%	6/11/2010	27,810		29,548
FEDERAL HOME LOAN BANK BD	4.375%	9/17/2010	22,000		23,233
FEDERAL HOME LOAN BANK BD	4.375%	10/22/2010	2,500		2,641
FEDERAL HOME LOAN BANK BD	3.375%	6/24/2011	25,000		26,161
FEDERAL HOME LOAN BANK BD	3.625%	7/1/2011	45,000		47,551
FEDERAL HOME LOAN BANK BD	3.625%	9/16/2011	25,000		26,453
FEDERAL HOME LOAN BANK PREASSIGN	5.000%	10/13/2011	10,000		10,956
FEDERAL HOME LOAN BANK PREASSIGN	5.375%	8/19/2011	15,000		16,483
FEDERAL NATL MTG ASSN	6.625%	9/15/2009	3,000		3,123
FEDERAL NATL MTG ASSN	7.250%	1/15/2010	10,000		10,678
FEDERAL NATL MTG ASSN	7.125%	6/15/2010	64,000		69,412
FEDERAL NATL MTG ASSN	4.250%	8/15/2010	10,000		10,519
FEDERAL NATL MTG ASSN	5.500%	3/15/2011	25,000		27,334
FEDERAL NATL MTG ASSN	6.000%	5/15/2011	40,000		44,211
FEDERAL NATL MTG ASSN PREASSIGN	4.375%	9/13/2010	22,000		23,224
FEDERAL NATL MTG ASSN PREASSIGN	5.125%	4/15/2011	60,000		64,901
FEDERAL NATL MTG ASSN PREASSIGN	5.375%	11/15/2011	30,000		33,143
GEN ELEC CAP CORP MED TERM SR NTS	3.000%	12/9/2011	10,000		10,338
US SAVINGS BONDS SER EE	4.280%	3/1/2038	87,418		89,079
US SAVINGS BONDS SER I	5.920%	10/1/2031	151,480		228,432
US SAVINGS BONDS SER I	2.570%	10/1/2032	79,740		106,868
US SAVINGS BONDS SER I	4.080%	1/1/2033	153,860		202,172
US SAVINGS BONDS SER I	4.280%	2/1/2038	174,836		180,728

TOTAL U.S. GOVERNMENT SECURITIES					$1,763,212

SCHEDULE H EXXONMOBIL SAVINGS PLAN SCHEDULE H, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2008
IDENTITY OF ISSUE	DESCRIPTION OF INVESTMENT			COST	CURRENT
coupon		maturity	par/units	**	VALUE
			(000’s)		($000’s)

CORPORATE DEBT INSTRUMENTS

AMERN EXPRESS CR A/C MSTR TR 2004-3	4.350%	12/15/2011	19,595		$ 19,465
BMW VEH OWNER TR 2006-A	5.130%	9/25/2010	10,446		10,409
CAPITAL ONE AUTO FIN TR 2006-A	5.330%	11/15/2010	849		846
CAPITAL ONE AUTO FIN TR 2006-C	5.070%	7/15/2011	3,587		3,477
CAPITAL ONE PRIME AUTO REC TR	4.980%	9/15/2010	13,489		13,453
CHASE AUTO OWNER TR 2006-A	5.340%	7/15/2010	1,019		1,017
CHASE AUTO OWNER TR 2006-A	5.360%	1/15/2013	10,000		9,788
CHASE AUTO OWNER TR 2006-B	5.130%	5/15/2011	3,625		3,611
CHASE ISSUANCE TR	4.960%	9/17/2012	12,000		11,561
CITIBANK CR CD ISSNCE TR 2006-A2	4.850%	2/10/2011	40,000		39,981
HARLEY-DAVIDSON MTR TR 2004-2	3.560%	2/15/2012	5,930		5,740
HARLEY-DAVIDSON MTR TR 2005-2	4.070%	2/15/2012	5,360		5,230
HARLEY-DAVIDSON MTR TR 2005-3	4.410%	6/15/2012	13,985		13,757
HARLEY-DAVIDSON MTR TR 2006-2	5.350%	3/15/2013	8,209		7,988
HARLEY-DAVIDSON MTR TR 2006-3	5.240%	1/15/2012	1,859		1,848
HARLEY-DAVIDSON MTR TR 2007-1	5.220%	3/15/2012	6,000		5,940
HARLEY-DAVIDSON MTR TR 2007-2	5.100%	5/15/2012	6,000		5,958
HARLEY-DAVIDSON MTR TR 2007-3	5.520%	11/15/2013	4,000		3,766
HONDA AUTO REC 2006-1 TR NT	5.070%	2/18/2010	347		346
HONDA AUTO REC 2006-2 OWNER TR	5.300%	7/21/2010	5,372		5,364
HONDA AUTO REC 2006-3 OWNER TR	5.120%	10/15/2010	4,914		4,878
HONDA AUTO REC 2006-3 OWNER TR	5.110%	4/15/2012	5,000		4,776
HONDA AUTO REC 2007-1 OWNER TR	5.100%	3/18/2011	11,625		11,569
HONDA AUTO REC 2007-2 OWNER TR	5.410%	11/23/2009	91		91
HONDA AUTO REC 2007-2 OWNER TR	5.460%	5/23/2011	4,000		3,987
HSBC AUTOMOTIVE TR 2005-2	4.550%	7/17/2012	9,000		8,475
HSBC AUTOMOTIVE TR USA 2006-1	5.430%	6/17/2011	7,999		7,727
HSBC AUTOMOTIVE TR USA 2006-2	5.610%	8/17/2011	5,635		5,435
M&I AUTO LN TR 2005-1 NT	4.860%	3/21/2011	9,432		9,292
MBNA CR CARD MASTER NT TR	4.900%	7/15/2011	40,000		39,945
NISSAN AUTO REC GRANTOR TR	4.310%	3/15/2011	22,282		22,041
NISSAN AUTO RECEIVABLES 2006-A	4.740%	9/15/2009	453		453
NISSAN AUTO RECEIVABLES 2006-B	5.160%	2/15/2010	3,037		3,035
NISSAN AUTO RECEIVABLES 2006-C	5.440%	4/15/2010	4,862		4,860
NISSAN AUTO RECEIVABLES 2007-B	5.030%	5/16/2011	4,000		3,935
USAA AUTO OWNER TR 2005-3	4.630%	5/15/2012	4,331		4,257
USAA AUTO OWNER TR 2006-1	5.010%	9/15/2010	1,860		1,856
USAA AUTO OWNER TR 2006-2	5.320%	9/15/2010	1,573		1,571
USAA AUTO OWNER TR 2006-3	5.360%	2/15/2011	6,452		6,436
USAA AUTO OWNER TR 2006-4	5.010%	6/15/2011	10,169		10,102
USAA AUTO OWNER TR 2007-1	5.400%	4/15/2010	495		495
USAA AUTO OWNER TR 2007-1	5.430%	10/17/2011	5,000		4,944
USAA AUTO OWNER TR 2007-2	4.900%	2/15/2012	6,000		5,928
VOLKSWAGEN AUTO LEASE 2006-A	5.500%	9/21/2009	569		570

SCHEDULE H EXXONMOBIL SAVINGS PLAN SCHEDULE H, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2008
IDENTITY OF ISSUE			DESCRIPTION OF INVESTMENT	COST	CURRENT
coupon		maturity	par/units	**	VALUE
			(000’s)		($000’s)

VOLKSWAGEN AUTO LEASE 2006-A	5.540%	4/20/2011	20,000		$ 19,996
VOLKSWAGEN AUTO LN ENHNCD 2007-1	5.200%	1/20/2010	8,010		7,992
WACHOVIA AUTO LN OWNER TR 2007-1	5.290%	4/20/2012	10,000		9,551
WACHOVIA AUTO OWNER TR 2004-1	4.840%	4/20/2011	11,581		11,481
WACHOVIA AUTO OWNER TR 2006-A	5.350%	2/22/2011	2,810		2,805
WACHOVIA AUTO OWNER TR 2007-A	5.390%	9/20/2011	6,000		5,929
WACHOVIA AUTO OWNER TR 2007-A	5.380%	4/20/2010	297		297
WELLS FARGO AUTO OWNER TR 2005-A	4.280%	5/15/2012	20,724		20,173

TOTAL CORPORATE DEBT INSTRUMENTS					$ 414,427

*PARTICIPANT LOANS	4.0% to 11.50%	Maturity from 1 to 207 months		$ 187,954

COMMON COLLECTIVE TRUSTS

*NTGI-QM COLTV DAILY S&P 500 EQUITY			516		$ 1,303,604
INDEX FUND
*NTGI-QM COLTV DAILY SMALLCAP EQUITY			3,604		628,244
INDEX FUND
*NTGI-QM COLTV DAILY EAFE INDEX			1,774		460,285
FUND
*NTGI-QM COLTV DAILY AGGREGATE			707		267,527
BOND FUND

TOTAL COMMON COLLECTIVE TRUSTS					$ 2,659,660

REGISTERED INVESTMENT COMPANIES

*MFB NORTHERN INSTL FDS GOVT SELECT					$ 416,444

OTHER

*CORE USA COLLATERAL FUND					$ 263,739
*CORE USA SUB-FUND			7		46

TOTAL OTHER					$ 263,785

COMMON STOCK

*EXXON MOBIL CORPORATION			175,378		$13,999,499

TOTAL ASSETS HELD FOR INVESTMENT PURPOSES					$19,704,981

* Party-in-interest as defined by ERISA

** Cost information is not required for participant-directed investments and, therefore, is not included.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrators of the ExxonMobil Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the ExxonMobil Savings Plan (the “Plan”) at December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Houston, Texas

June 24, 2009

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Savings Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

ExxonMobil Savings Plan

/s/ Joel P. Webb

Joel P. Webb

Administrator-Accounting

Dated:  June 24, 2009

EXHIBIT INDEX

EXHIBIT

SUBMISSION MEDIA

23.

Consent of PricewaterhouseCoopers LLP,

Electronic

Independent Registered Public Accounting Firm

Dated June 24, 2009